GREGORY J. SCHWARTZ & CO., INC.


STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

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| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gregory J. Schwartz & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3707 West Maple Rd.
(No. and Street)

| Bloomfield Hills | MI | 48301 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Edward A. Schwartz | (248) 644-2701 | |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods Ct. N, Ste. 201 | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/21/2010 | 5376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Edward A. Schwartz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gregory J. Schwartz & Co. Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GABRIEL BESHARA
Notary Public, State of Michigan
County of Oakland
My Commission Expires 03-24-2028
Acting in the County of _Oakland_

Signature: _Edward A. S_

Title: CEO

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Gregory J. Schwartz & Co., Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gregory J. Schwartz & Co., Inc.'s auditor since 1995.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 20, 2025

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

## GREGORY J. SCHWARTZ & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2024

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 1,177,903 |
| Commissions receivable | 1,737,360 |
| Receivable from broker/dealers | 2,378,528 |
| Related party receivables | 148,022 |
| Other assets | 12,850 |
| **TOTAL ASSETS** | **$ 5,454,663** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 61,538 |
| Commissions and other compensation payable | 3,441,106 |
| Profit sharing contribution payable | 235,515 |
| Total Liabilities | $ 3,738,159 |

**SHAREHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock | $ 14,000 |
| Additional paid-in capital | 696,000 |
| Retained earnings | 1,006,504 |
| Total Shareholders' Equity | $ 1,716,504 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 5,454,663** |

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Gregory J. Schwartz & Co., Inc. (the "Company") was incorporated in the state of Michigan on August 4, 1976. The Company was previously a wholly-owned subsidiary of Schwartz Holdings, LLC. As of April 1, 2021, the shareholders of the Company acquired the ownership from Schwartz Holdings, LLC and elected to be an S-Corporation (see Note 3). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Transactions – Except as noted in the succeeding paragraph, commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

# GREGORY J. SCHWARTZ & CO., INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

12b-1 Trails and Advisory Fees – Revenue for 12b-1 trails and advisory fees are asset-based revenues based on average balances and average rates.  Average balances consist primarily of customer account balances and average rates consist of average rates and fees earned and paid on such balances.  Asset based revenues are recognized over time as services are performed for customers during the term of the agreement.

Annuities – The Company earns annuities in accordance with the selling agreements.  Fees are based on a percentage applied to the customers assets under management.  Fees are received and are recognized as revenue in the period the services are provided.

529 Plans – 529 Plans are commission based upon the product offered. Revenues are recognized over time as services are performed for customers during the term of the agreement.

Mutual Funds - Sales of investment company shares by advisors are recognized at the point of sale on trade date and are viewed as a single performance obligation by the Company.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers.  In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit.  At December 31, 2024, the Company has accounts in excess of the federally insured limit.  The Company has not experienced or expects any losses as a result.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Single Reportable Segment - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance of credit allowances. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at December 31, 2024, all accounts receivables were considered collectible and no allowance for credit losses was necessary.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At December 31, 2024, the Company did not have any lease obligations, as any potential leased assets are covered through a management fee agreement (See Note 7).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company's net capital and required net capital were $853,078 and $249,211, respectively. The ratio of aggregate indebtedness to net capital was 438%.

## NOTE 3 – COMMON STOCK

The authorized, issued, and outstanding shares of common stock at December 31, 2024, is as follows:

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

## NOTE 4 - INCOME TAXES

The Company, with the consent of its shareholders, has elected S Corporation status for income tax purposes.  In lieu of corporation income taxes, the shareholders separately account for the Company's items of income, deductions, losses and credits.  As a result of this election, no income taxes have been recognized in the accompanying financial statements.  The Company is subject to built-in gains tax for appreciated assets and profits received by the S Corporation for five years from the date of conversion.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  For the year ended December 31, 2024, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states.  With a few exceptions, the Company is no longer subject to examinations by tax authorities for federal, state or local income taxes for periods before 2021.

## NOTE 5 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees.  The plan includes a provision under Internal Revenue Code Section 401(k) whereby participants may contribute to the plan. The Company makes a 3% minimum safe harbor contribution based on participant eligibility and gross wages. The plan is on a calendar year end.  The Company contributions for the profit-sharing and safe harbor plan for the year ended December 31, 2024 (including the over/under accrual) is $235,515 which is included in profit sharing contribution payable on the Statement of Financial Condition.

## NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments.  These financial instruments include exchange-traded and over-the-counter options.  These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to execute and process the aforementioned, as well as other securities transactions, the Company, in March 2021, renewed an agreement with another broker/dealer (Clearing Broker/Dealer) which stays in effect through July 2027 (initial term), whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to ensure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum revenue requirement per calendar quarter to the Clearing Broker/Dealer is $9,000 and, should the Company terminate the agreement, the Company must pay $3,000 for every month remaining in the initial term or any renewal term. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company, through common ownership, is affiliated with Schwartz Holdings, LLC (SHLLC), Schwartz Florida, LLC (SFLLC), Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC D/B/A Offices at Maple/Lahser (SLC), Schwartz Investment Banking, LLC (SIB), Schwartz Financial Group, Inc. (SFG), AHSFGI, LLC, Schwartz Benefit Services, LLC (SBS), Stag Group, LLC, AGW Associates, The B.A.C.O.N. Investment Club L.L.C., and Mi Community Bancorp PP (Mi Bank – a registered bank).  In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

The Company paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended December 31, 2024.  The lease terms are month-to-month.

The Company received $167,049 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended December 31, 2024.  These reimbursements are included in the statement of operations in other income.  At December 31, 2024, $148,022 was receivable regarding the aforementioned arrangement, from these affiliated companies.

Effective March 1, 2010 (and amended January 1, 2023), the Company entered into an expense sharing agreement with SHLLC.  According to terms of the agreement, SHLLC will provide the Company with certain management and consulting services.  In addition, SHLLC will pay certain overhead expenses on behalf of the Company.  In return for these services, the Company has agreed to pay fees and other reimbursements to SHLLC.  This agreement may be terminated with or without cause by either party with written notification.

Effective May 1, 2022, (and amended July 1, 2023), the Company entered into an expense sharing agreement with SFLLC.  According to terms of the agreement, SFLLC will provide the Company with certain management and consulting services.  In addition, SFLLC will pay certain overhead expenses on behalf of the Company. This agreement may be terminated with or without cause by either party with written notification.

## NOTE 8 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business.  Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

## NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings.  No further disaggregation is warranted at December 31, 2024.

## NOTE 10 - ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed their year-end FOCUS IIA showing an ending net capital of $891,378.  The Company filed an amended year-end FOCUS IIA on March 18, 2025, with a net capital of $853,078.  The difference of $38,300 is due to an increase in payables, resulting in an increase in commission expense.

## NOTE 11 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.